Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Pursuant to the provisions of Law 6.404 of December 15, 1976 (“Corporate Law”) and the applicable regulations of the Brazilian Securities and Exchange Commission (“CVM”), ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco”) wishes to inform its stockholders and the market at large that in its capacity as controlling company of Banco Itaú Chile S.A.  and Banco Itaú Argentina S.A., it has signed a Memorandum of Understanding with Cencosud S.A. (“Cencosud”), a Chilean retail chain, whereby the parties have agreed to a strategic alliance, to be implemented, for a period of 15 years.

The purpose of the association will be to offer financial services and products to the consumer through Cencosud’s retail business in Chile and in Argentina, more particularly services and products related to credit card issue and operations (“Transaction”). The association’s activities will be carried out by specific purpose entities in Chile and Argentina, whose equity stock will be held by Itaú Unibanco and Cencosud, at 51% and 49% respectively. At present, Cencosud’s credit portfolio in Chile and Argentina associated with consumer credit activities amount to approximately US$ 1.3 billion.

In the light of the Transaction, Itaú Unibanco will pay the amount of approximately US$ 307 million to Cencosud. The Transaction is not expected to have any significant accounting impact on the results of Itaú Unibanco, which will consolidate the associations in its financial statements.

The implementation of the Transaction is contingent on compliance with certain conditions precedent including the approval of the appropriate regulatory authorities.

With this operation, Itaú Unibanco would like to reiterate its commitment to the creation of long-term stockholder value.

São Paulo (SP), June 17, 2013.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer